
March 4, 2025

Gary P. Smith
Co-Chief Executive Officer
New Providence Acquisition Corp. III
401 S County Road #2588
Palm Beach, FL 33480

> **Re: New Providence Acquisition Corp. III**
> **Draft Registration Statement on Form S-1**
> **Submitted February 5, 2025**
> **CIK No. 0002048948**

Dear Gary P. Smith:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 5, 2025

Cover Page

1. Where you discuss the amount of compensation received or to be received and the amount of securities issued or to be issued, please expand to disclose whether this compensation and securities issuance may result in a material dilution of the purchaser's equity interests. As applicable, please address the anti-dilution adjustment to the founder shares; any mechanism to maintain the ownership of founder shares by your initial shareholders at 20% of your issued and outstanding ordinary shares upon the consummation of the offering; the conversion of the working capital loans into private placement units; and the cashless exercise of private placement warrants and warrants issued as part of units issued on conversion of working capital loans.

Summary
Our Management Team, page 3

2.   Please revise your discussion of the prior SPAC/de-SPAC experience of your management team to briefly describe the material terms of NPA I's business combination with AST SpaceMobile. In addition, expand your discussion to explain that in recent years, a number of target businesses have underperformed financially post-business combination, as you further discuss on page 62.

Our Business Combination Process, page 11

3.   Please revise to reconcile your statement that you do not expect the fiduciary duties or contractual obligations of your officers and directors to other entities to materially affect your ability to complete your business combination with your statement that the fiduciary duties of your officers or directors could materially affect your ability to complete your initial business combination. Please also revise similarly inconsistent statements on pages 151 and 152.

Founder shares, page 20

4.   We note disclosure here that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of founder shares by your initial shareholders at 20% of your issued and outstanding ordinary shares upon the consummation of the offering. Please include appropriate disclosure on the cover page and in the summary regarding any securities to be issued in this regard and the price to be paid for these securities, including, as applicable, whether or the extent to which this compensation and securities issuance may result in a material dilution of the purchasers' equity interests, as required by Item 1602(a)(3) and Item 1602(b)(6), respectively, of Regulation S-K.

Risks
Summary of Risk Factors, page 44

5.   Please revise the ninth summary risk factor on page 45 to clarify that the purpose of the structure is to provide anti-dilution protection to the initial shareholders.

Risk Factors
We may issue our shares to investors in connection with our initial business combination . . . , page 64

6.   Please expand your disclosure to clearly disclose the impact to you and investors of issuing shares in PIPE transactions, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO.

Management
Officers, Directors and Director Nominees, page 145

7.   Please revise to ensure you have disclosed the business experience during the past five years of each director, executive officer, and each person nominated or chosen to become a director. See Item 401(e) of Regulation S-K.

Executive Officer and Director Compensation, page 147

8.   Please revise to disclose the membership interests in your sponsor that each of your independent directors will receive for their services as a director, as you discuss on pages 5-6 and elsewhere. See Item 402(r)(3) of Regulation S-K.

Principal Shareholders, page 155

9.   Please revise your disclosure to reflect the shares within the private placement units to be purchased by the sponsor and to explain the decrease in the approximate percentage of Class B ordinary shares held by the sponsor after the offering.

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                 Sincerely,

                                                 Division of Corporation Finance
                                                 Office of Real Estate & Construction

cc: Stuart Neuhauser